SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

During the month of January 2011, in the Chou Equity Opportunity Fund (the “Fund”), Charles Schwab acquired control due to ownership of greater than 25% of the Fund’s outstanding shares.  Charles Schwab owned 59.54% of the Fund as of January 31, 2011, and thus controlled the Fund as of that date.

During the month of January 2011, in the Chou Income Opportunity Fund (the “Fund”), Charles Schwab acquired control due to ownership of greater than 25% of the Fund’s outstanding shares.  Charles Schwab owned 41.81% of the Fund as of January 31, 2011.

During the month of February 2011, the percentage of shares in the Chou Equity Opportunity Fund (the “Fund”) registered to Chou Associates Management Inc. fell to 22.93% and thus resulted in a change of control of the Fund.  This change is primarily due to the net result of shareholder activity that increased the number of shares in the Fund.